SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Encore Computer Corporation
                               (Name of Issuer)

                        Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                 292555109
                               (CUSIP Number)

                            Matthew E. Miller, Esq.
                           Berman DeValerio & Pease, LLP
                              One Liberty Square
                           Boston, Massachusetts 02109
                                (617) 542-8300
                 (Name, address and telephone number of person
               authorized to receive notices and
                communications)

                               November 12, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

      Check the following box if a fee is being paid with the statement [ X ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292555109

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
               PERSON
                    Robert F. Collings

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [X]
          GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    PF

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            205,350

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        108,081
                9   SOLE DISPOSITIVE POWER
  REPORTING          205,350
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     108,081

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    318,431

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [X]
          EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.47%

     14        TYPE OF REPORTING PERSON*
                    IN

CUSIP No. 292555109

      1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Martin Helfgott

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [X]
          GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    PF  AF

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            4,200

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        50,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          4,200
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     50,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    50,000

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [X]
          EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.08%

     14        TYPE OF REPORTING PERSON*
                    IN

CUSIP No. 292555109

      1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Hugh J. Kiley, Jr.

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [X]
          GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    PF

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            184,100

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          184,100
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    184,100

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
          EXCLUDES CERTAIN SHARES*


     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.27%

     14        TYPE OF REPORTING PERSON*
                    IN

CUSIP No. 292555109

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
               PERSON
                    Paul S. Rosenblum

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [X]
          GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    PF   AF

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,729,900

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,729,900
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    2,729,900

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
          EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    4.05%

     14        TYPE OF REPORTING PERSON*
                    IN

CUSIP No. 292555109

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
               PERSON
                    Ronald M. Stewart, M.D.

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) [X]
               GROUP*                                  (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    PF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            163,970

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          163,970
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    163,970

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
     EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.24%

     14        TYPE OF REPORTING PERSON*
                    IN

CUSIP No. 292555109

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
               PERSON
                    Louis J. Williams

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) [X]
               GROUP*                                  (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    PF   AF

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            55,800

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          55,800
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    55,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
     EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.08%

     14        TYPE OF REPORTING PERSON*
                    IN

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, $.01 par value per share (the "Common Stock"), issued by Encore Computer Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 6901 West Sunrise Boulevard, Plantation, Florida 33313.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a)   This statement is filed by (i) Robert F. Collings,
(ii) Martin Helfgott, (iii) Hugh J. Kiley, Jr., (iv) Paul S. Rosenblum, (v) Ronald M. Stewart,M.D.; and (vi) Louis J. Williams.
      (b) The residential and business address of Mr. Collings is 137 Barton Road, Stow, Massachusetts 01775; the residential and business address of Mr. Helfgott is 107 Cucumber Hill Road, Foster, Rhode Island, 02825; the business address of Mr. Kiley is Conrail, 2001 Market Street, Suite 14A, P.O. Box 40414, Philadelphia, Pennsylvania 19101-1414; the business address of Mr. Rosenblum is 5400 Jefferson Highway, Harahan, Louisiana 70123; the business address of Mr.
Stewart is Human Services Consultants, Ltd., 277 Waterman Street, Providence, Rhode Island 02906; the business address of Mr. Williams is Management Visuals, 440B E. Squantum Street, Quincy, Massachusetts 02171.
      (c) The principal occupation of Mr. Collings is serving as a management consultant with R.F.C. Associates, at 137 Barton Road, Stow, Massachusetts 01775; the principal occupation of Mr. Helfgott is the operation of a farm and sand and gravel business, Martin & Judith Helfgott d/b/a Helfgott Farms, which is located at 107 Cucumber Hill Road, Foster, Rhode Island, 02825; the principal occupation of Mr. Kiley is serving as the Vice President, Service Design and Planning, of Consolidated Rail Corporation, at 2001 Market Street, Suite 14A, P.O. Box 40414, Philadelphia, Pennsylvania 19101-1414; the principal occupation of Dr. Stewart is serving as a physician with Human Services Consultants, Ltd., at 277 Waterman Street, Providence, Rhode Island 02906; the principal occupation of Mr. Rosenblum is serving as the President of Rosenblum Ventures, Inc., a real estate management company, which is located at 5400 Jefferson Highway, Harahan, Louisiana 70123; the principal occupation of Mr. Williams is serving as the President of Management Visuals, Inc., at 440B
E. Squantum Street, Quincy, Massachusetts 02171.
      (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


      (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
      (f) Messrs. Collings, Helfgott, Kiley, Rosenblum, Stewart and Williams are United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock held by Messrs. Collings, Helfgott, Kiley, Rosenblum, Stewart and Williams is $852,592.13, $98,238.63, $338,684.99, $5,123,943.17,
$330,294.94 and $144,553.56, respectively.
      All shares of Common Stock purchased by Messrs. Collings, Kiley, Stewart and Williams were purchased with their personal funds. All shares of Common Stock purchased by Mr. Helfgott were purchased with his personal funds, with the exception of 3,000 shares he purchased in his capacity as Treasurer of Hamilton #15 Free & Accepted Masons, which he purchased with funds of Hamilton #15 Free & Accepted Masons. The sources of the funds for the purchases by Mr. Rosenblum are set forth in Exhibit A hereto, which is incorporated herein by reference.


ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons acquired the shares of Common Stock for investment purposes, individually and through certain affiliated persons that the Reporting Persons Control. The
Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation.
      In pursuing this investment objective, the Reporting
Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).
      Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common
Stock or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.
      On or about November 12, 1997, the Reporting Persons may be deemed to have formed a group within the meaning of Rule
13d-5(b)(1) for the purpose of opposing the Company's proposed sale of the assets of its storage products division to Sun
Microsystems, Inc. and/or Sun Microsystems International, B.V.
for $185 million, and the Company's proposed agreement with Gould Electronics Inc., pursuant to which Gould's preferred shares in the Company will be redeemed at a cost of $60 million to the Company. These proposals are described in the Company's Notice of Annual and Special Meeting of Stockholders
To Be Held on November 24, 1997 filed with the Securities and
Exchange Commission (the "Commission") on or about November 3, The Reporting Persons intend to vigorously oppose the two transactions, and intend to vote against the transactions, and to persuade other shareholders' to vote against the transactions. The Reporting Persons may also take legal action to enjoin the transactions, and/or to recover damages, or to enable the Company to recover damages, from those persons responsible for the transactions.
      Other than those plans or proposals described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule
13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 67,346,291 shares outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 1997, as reflected in the Company's Notice of Annual and Special Meeting of Stockholders To Be Held on November 24, 1997 filed with the Securities and Exchange Commission (the "Commission") on or about November 3, 1997.

      As of the close of business on October 31, 1997:

            (i) Mr. Collings owns beneficially 358,431 shares of Common Stock, constituting approximately 0.53% of the shares outstanding. Mr. Collings owns 205,350 shares individually, and owns 108,081 shares jointly with his wife, Caroline Collings. Ms. Collings owns 5,000 shares individually. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Collings may be deemed to own beneficially 40,000 shares owned by the Collings Foundation, of which Ms. Collings is Executive
Director.
           (ii) Mr. Helfgott owns beneficially 54,200 shares of Common Stock, constituting approximately 0.08% of the shares outstanding. Mr. Helfgott jointly owns 50,000 shares with his wife, Ms. Judith Helfgott. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Helfgott may be deemed to own beneficially 3,000 shares owned by Hamilton #15 Free & Accepted Masons, Martin Helfgott, Treasurer, 300 shares held by Mr. Helfgott as custodian for Emma Marisa Helfgott, 300 shares held by Mr. Helfgott as custodian for Annie Helfgott, 300 shares held by Mr. Helfgott as custodian for Max Jackson Helfgott Dinerman, and 300 shares held by Mr. Helfgott as custodian for Jennifer Rose Dinerman.
           (iii) Mr. Kiley owns beneficially 184,100 shares of Common Stock, constituting approximately 0.27% of the shares outstanding.
           (iv) Mr. Rosenblum owns beneficially 2,729,900 shares of Common Stock, constituting approximately 4.05% of the shares outstanding. Such shares are held by Mr. Rosenblum individually, and by certain affiliated persons which Mr. Rosenblum controls, as set forth in Exhibit A hereto.
           (v) Dr. Stewart owns beneficially 163,970 shares of Common Stock, constituting approximately 0.26% of the shares outstanding.
           (vi) Mr. Williams owns beneficially 55,825 shares of Common Stock, constituting approximately 0.08% of the shares outstanding. Mr. Williams owns 50,825 shares individually, and beneficially owns 5,000 shares owned by Management Visuals, Inc., a Massachusetts corporation owned and controlled by Mr. Williams.
           (vii) In the aggregate, the Reporting Persons beneficially own a total of 3,546,401 shares of Common Stock, constituting approximately 5.2% of the shares outstanding.

            (b) Messrs. Kiley, Rosenblum, Stewart and Williams have the sole power to dispose of and the sole power to vote the shares of Common Stock beneficially owned by them. Mr. Collings shares the power to vote and dispose of 108,081 shares held jointly with his wife, Caroline Collings, and has no power to vote or dispose of 5,000 shares held individually by Ms. Collings, and 40,000 shares held by the Collings Foundation. Mr. Helfgott shares the power to vote and dispose of 50,000 shares held jointly with his wife, Judith Helfgott, and has the sole power to dispose of and the sole power to vote all other shares of Common Stock beneficially owned by him.
            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to November 14, 1997 by Dr. Stewart are set forth in Exhibit B hereto. Messrs. Collings, Helfgott, Kiley, Rosenblum and Williams have not effectuated any transactions in the Company's Common Stock since the 60th day prior to November 14, 1997.
            (d) With respect to the shares beneficially owned by Messrs. Collings, Kiley, and Stewart, no person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock. Persons other than Mr. Rosenblum have the right to receive dividends from, or proceeds from the sale of, certain of the Shares beneficially owned by Mr.
 Rosenblum. Such other persons are listed in Exhibit D hereto, which is incorporated herein by reference. Persons other than Mr. Helfgott have the right to receive dividends from, or proceeds from the sale of, certain of the Shares beneficially owned by Mr. Helfgott. Such other persons are listed in Exhibit C hereto. Management Visuals, Inc. is entitled to receive dividends from, or proceeds from the sale of, 5,000 shares beneficially held by Mr. Williams.
            (e) Mr. Rosenblum, formerly the beneficial owner of more than five percent of the Common Stock, ceased to be the beneficial owner (other than in his capacity as a member of the group described in Item 4)of more than five percent of the Common Stock on or about October 30, 1997, when Gould Electronics, Inc. converted its Class A and B preferred stock into Common Stock, increasing the number of shares of Common Stock outstanding to 67,346,291 shares.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than the plans and proposals described in Item 4, above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are being filed with this
Schedule:

Exhibit A           The source and amount of funds used by Paul
 S. Rosenblum, to acquire the shares beneficially owned by him

Exhibit B           Transactions in the Common Stock by Dr.
Ronald M. Stewart in the past sixty days

Exhibit C           Persons other than Mr. Helfgott who have
the right to receive dividends from and have the right to the proceeds from the sale of Shares that are beneficially owned by Mr. Helfgott

Exhibit D           Persons other than Mr. Rosenblum who have
the right to receive dividends from and have the right to the proceeds from the sale of Shares that are beneficially owned by Mr. Rosenblum

Exhibit E            Joint Acquisition Statement Pursuant To
Rule 13d-1(f)1



                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 14, 1997           /s/ Robert F. Collings,
                                    individually
                                    ROBERT F. COLLINGS

                                    /s/ Hugh J. Kiley, Jr.,
                                    individually
                                    HUGH J. KILEY, JR.

                                    /s/ Martin Helfgott,
                                    individually
                                    MARTIN HELFGOTT

                                    /s/ Paul S. Rosenblum,
                                    individually
                                    PAUL S. ROSENBLUM

                                    /s/ Ronald M. Stewart,
                                    M.D., individually
                                    RONALD M. STEWART, M.D.

                                    /s/ Louis J. Williams,
                                    individually
                                    LOUIS J. WILLIAMS



                                  EXHIBIT A



     The source and amount of funds used by the beneficial owner, Paul S. Rosenblum, in making, or causing to be made, the purchases of the Shares, and the number of shares held by each person that is a source of such funds, are as follows:


Source of Funds               Amount of Funds      Number of Shares
- -------------------         ----------------     -----------------

R&L Equity Partners           $  3,168,837.23         1,199,100
Levy Rosenblum Family
Foundation                       624,366.02             350,000
R&L Fixed Income Partners        671,543.65             300,000
Wilshire Realty Company LP       139,812.50             100,000
United Distributors, Inc.        123,375.00              50,000
Paul S. Rosenblum                396,008.77             730,000
                               ---------------        ---------

           Total Amount       $  5,123,943.17         2,729,900


                                   Exhibit B

                            Ronald M. Stewart, M.D.

                       Transactions in the Common Stock

The following transactions in the class of securities reported on were effected in the last sixty days:


                    Transaction        Number
          Date         Type           of Shares         Price
          ----      -----------       ---------        ------

        10/31/97        Buy              5,000       $ 2,436.99
         11/3/97        Buy             10,000         4,868.63
        11/12/97        Buy              5,000         2,436.99



                               EXHIBIT C


     The following persons other than Mr. Helfgott, as owners of record, have the right to receive dividends from and have the right to the proceeds from the sale of the Shares listed opposite their names that are beneficially owned by Mr.
Helfgott:


         Name                               Number of Shares
- ---------------------------------           ----------------

Emma Marisa Helfgott                                 300
Max Jackson Helfgott Dinerman                        300
Annie Helfgott                                       300
Jennifer Rose Dinerman.                              300
Hamilton #15 Free & Accepted Masons                3,000

                               EXHIBIT D


     The following persons other than Mr. Rosenblum, as owners of record, have the right to receive dividends from and have the right to the proceeds from the sale of the Shares listed opposite their names that are beneficially owned by Mr.
Rosenblum:


         Name                               Number of Shares
- ---------------------------------           ----------------

R&L Equity Partners                            1,199,100
Levy Rosenblum Family Foundation                 350,000
R&L Fixed Income Partners                        300,000
United Distributors, Inc.                         50,000
Wilshire Realty Company LP                       100,000


                                 EXHIBIT E

                        JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13d-1(f)1

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  November 14, 1997           /s/ Robert F. Collings,
                                    individually
                                    ROBERT F. COLLINGS

                                    /s/ Hugh J. Kiley, Jr.,
                                    individually
                                    HUGH J. KILEY, JR.

                                    /s/ Martin Helfgott,
                                    individually
                                    MARTIN HELFGOTT

                                    /s/ Paul S. Rosenblum,
                                    individually
                                    PAUL S. ROSENBLUM

                                    /s/ Ronald M. Stewart,
                                    M.D., individually
                                    RONALD M. STEWART, M.D.

                                    /s/ Louis J. Williams,
                                    individually
                                    LOUIS J. WILLIAMS